Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citigroup Inc.:

We consent to the use of our reports dated February 26, 2016, except as to Notes 3, 15, 16, 17 and 22 which are as of June 17, 2016, with respect to the consolidated balance sheet of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2015, incorporated by reference in this registration statement on Form S-3 (the “Registration Statement”) of Citigroup Inc. and Citigroup Global Markets Holdings Inc. and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, NY

February 14, 2017